FILED BY BLACKROCK FUNDSSM
PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-2 OF THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: MERRILL LYNCH U.S.
HIGH YIELD FUND, INC.
FORM N-14 FILE NO.: 333-133761

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Vote your proxy today!

Upcoming changes at Merrill Lynch Investment Managers require mutual fund shareholders to vote their proxies

Earlier this year Merrill Lynch announced plans to combine one of its three divisions (its asset management group known as Merrill Lynch Investment Managers) with another highly regarded asset manager—BlackRock, Inc. (BlackRock). This transaction is expected to be completed at the end of the third quarter of 2006, subject to various regulatory and shareholder approvals and customary closing conditions.

Merrill Lynch Investment Managers and BlackRock possess complementary capabilities that will create an organization uniting some of the finest money managers in the industry. After the transaction is completed, the new firm, which will take on the BlackRock name, will be one of the top-10 investment managers worldwide, entrusted with approximately $1 trillion in assets under management (based on combined assets under management as of March 31, 2006).

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[LOGO] Merrill Lynch Investment Managers

June 19, 2006

Dear Shareholder:

You are cordially invited to attend a special shareholder meeting (the “Special Meeting”) of the Merrill Lynch U.S. High Yield Fund, Inc. (the “ML Fund”) to be held on August 15, 2006. Before the Special Meeting, I would like to provide you with additional background and ask for your vote on an important proposal affecting the ML Fund.

As you know, the ML Fund is advised by Fund Asset Management, L.P. (“FAM”), an affiliate of Merrill Lynch Investment Managers (“MLIM”). The proposal you will be asked to consider at the meeting arises from the agreement by MLIM’s parent company, Merrill Lynch & Co., Inc. (“Merrill Lynch”), to combine MLIM and certain affiliates, including FAM, with BlackRock, Inc. (“BlackRock”), one of the largest publicly traded investment management firms in the United States, to form a new asset management company that will be one of the world’s preeminent, diversified global money management organizations with approximately $1 trillion in assets under management. Based in New York, BlackRock currently manages assets for institutional and individual investors worldwide through a variety of equity, fixed income, cash management and alternative investment products. The new company will operate under the BlackRock name and be governed by a board of directors with a majority of independent members. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets. It will have over 4,500 employees in 18 countries and a major presence in most key markets, including the United States, the United Kingdom, Asia, Australia, the Middle East and Europe. The transaction has been approved by the boards of directors of Merrill Lynch, BlackRock and The PNC Financial Services Group, Inc., BlackRock’s current majority shareholder, and is expected to close at the end of the third quarter of 2006.

The proposal you will be asked to consider at the meeting, as described in the enclosed Combined Prospectus/Proxy Statement, is the proposed reorganization (the “Reorganization”) of the ML Fund into the BlackRock High Yield Bond Portfolio, a fund with an investment objective and investment policies similar to those of the ML Fund. This proposed Reorganization is part of the effort to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies. MLIM, BlackRock or their affiliates have agreed to pay all expenses of completing the Reorganization, including proxy solicitation costs. As a result, the shareholders of the ML Fund will not bear the costs of the Reorganization.

The Board of Directors of the ML Fund believes the Reorganization is in the best interests of the ML Fund and its shareholders, and unanimously recommends that you vote “For” the proposed Reorganization. I encourage you to carefully review the enclosed materials, which explain this proposal in more detail. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented at the Special Meeting. You may vote in one of the following ways:

•	By touch-tone telephone;
•	By internet;
•	By returning the enclosed proxy card in the postage-paid envelope; or
•	In person at the Special Meeting.

If you do not vote using one of these methods, you may be called by Computershare Fund Services, our proxy solicitor, to vote over the phone.

As always, we appreciate your support.

Sincerely,

/s/ Robert C. Doll, Jr.

Robert C. Doll, Jr.
President and Director

Please vote now.
Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation, we urge you to promptly indicate your voting instructions on the enclosed proxy card, date and sign it and return it in the envelope provided, or record your voting instructions by telephone or via the internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not indicate how you wish your shares to be voted, your shares will be voted “For” the Reorganization.

We recommend that you read the complete Combined Prospectus/Proxy Statement. For your convenience, we have provided a brief overview of the issue to be voted on.

Questions and Answers

Why is a shareholder meeting being held?

You are being asked to approve an agreement and plan of reorganization (the “Reorganization”) between the Merrill Lynch U.S. High Yield Fund, Inc. (the “ML Fund”) and the BlackRock High Yield Bond Portfolio (the “BlackRock Fund”), a fund that pursues an investment objective and investment policies similar to that of the ML Fund. If the proposed Reorganization is approved and completed, an account at the BlackRock Fund will be set up in your name, you will become a shareholder of the BlackRock Fund and the ML Fund will be dissolved. The BlackRock Fund will continue to be managed by BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”), a wholly-owned subsidiary of BlackRock, Inc. (“BlackRock”). Please refer to the Combined Prospectus/Proxy Statement for a detailed explanation of the proposed Reorganization and for a more complete description of the BlackRock Fund.

As you know, the ML Fund is advised by Fund Asset Management, L.P. (“FAM”), an affiliate of Merrill Lynch Investment Managers, L.P. (“MLIM”). The Reorganization arises from the agreement by MLIM’s parent company, Merrill Lynch & Co., Inc. (“Merrill Lynch”), to combine MLIM and certain affiliates, including FAM, with BlackRock, one of the largest publicly traded investment management firms in the United States, to form a new asset management company that will be one of the world’s preeminent, diversified global money management organizations with approximately $1 trillion in assets under management. The Reorganization is part of a larger initiative to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies. It is a condition to the closing of the Reorganization that the transaction between MLIM and BlackRock shall have been completed.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $463 billion in assets under management as of March 31, 2006. Based in New York, BlackRock currently manages assets for institutional and individual investors worldwide through a variety of equity, fixed income, cash management and alternative investment products. The new company will operate under the BlackRock name and be governed by a board of directors with a majority of independent members. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets. It will have over 4,500 employees in 18 countries and a major presence in most key markets, including the United States, the United Kingdom, Asia, Australia, the Middle East and Europe. The transaction has been approved by

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the boards of directors of Merrill Lynch, BlackRock and The PNC Financial Services Group, Inc., BlackRock’s current majority shareholder, and is expected to close at the end of the third quarter of 2006.

How does the Board of Directors suggest that I vote?

After careful consideration, the Board of Directors of the ML Fund (the “ML Fund Board”) has determined that the proposed Reorganization will benefit the shareholders of the ML Fund and recommends that you cast your vote “For” the proposed Reorganization. The ML Fund Board considered the similarities between the investment objectives and policies of the ML Fund and the BlackRock Fund and anticipates that shareholders of the ML Fund will benefit from (i) the expected operating efficiencies from the larger net asset size of the combined fund, (ii) the combined fund having projected net operating expenses at or below those of the ML Fund prior to the Reorganization after taking into account contractual and/or voluntary fee waivers, (iii) the combined fund having access to significantly more investment professionals and related resources and (iv) receiving substantially the same services as currently offered in addition to a broader array of investment options offered by the larger combined fund family.

How will the Reorganization affect me?

If shareholders of the ML Fund approve the proposed Reorganization, substantially all of the assets and certain stated liabilities of the ML Fund will be combined with those of the BlackRock Fund, and you will become a shareholder of the BlackRock Fund. An account will be set up in your name at the BlackRock Fund and you will receive shares of the BlackRock Fund. You will receive the same or a similar class of shares of the BlackRock Fund as you currently hold of the ML Fund. The aggregate net asset value of the shares you receive in the Reorganization will equal the aggregate net asset value of the shares you own immediately prior to the Reorganization. As a result of the Reorganization, however, a shareholder of the ML Fund will hold a smaller percentage of ownership in the combined fund than he or she held in the ML Fund prior to the Reorganization.

In the Reorganization, will I receive shares of the BlackRock Fund of the same class as the shares of the ML Fund that I now hold?

You will receive shares of the BlackRock Fund of the same or a similar class as the shares you own of the ML Fund. Certain classes of shares of the BlackRock Fund will not be continuously offered and will not be available for purchase after the closing of the Reorganization.

Will I own the same number of shares of the BlackRock Fund as I currently own of the ML Fund?

No, you will receive shares of the BlackRock Fund with the same aggregate net asset value as the shares of the ML Fund you own prior to the Reorganization. However, the number of shares you receive will depend on the relative net asset value of the shares of the two Funds on the closing date. Thus, on the closing date, if the net asset value of a share of the BlackRock Fund is lower than the net asset value of the corresponding share of the ML Fund, you will receive a greater number of shares of the BlackRock Fund in the Reorganization than you held in the ML Fund before the Reorganization. On the other hand, if the net asset value of a share of the BlackRock Fund is higher than the net asset value of the corresponding share of the ML Fund, you will receive fewer shares of the BlackRock Fund in the Reorganization than you held in the ML Fund before the Reorganization. The aggregate net asset value of your BlackRock Fund shares immediately after the Reorganization will be the same as the aggregate net asset value of your ML Fund shares immediately prior to the Reorganization.

Will my privileges as a shareholder change after the Reorganization?

Your rights as a shareholder will not change in any substantial way as a result of the Reorganization. In addition, the shareholder services available to you after the Reorganization will be substantially the same or may become more favorable.

Will I have to pay any sales load, commission or other similar fee in connection with the Reorganization?

No, you will not pay any sales load, commission or other similar fee in connection with the Reorganization. As more fully discussed in the Combined Prospectus/Proxy Statement, the holding period with respect to any contingent deferred sales charge applicable to shares of the BlackRock Fund acquired by you in the Reorganization will be measured from the earlier of the time (i) you purchased your ML Fund shares or (ii) you purchased your shares of any other MLIM fund and subsequently exchanged them for shares of the ML Fund.

How do operating expenses paid by the BlackRock Fund compare to those payable by the ML Fund?

Following the Reorganization, the BlackRock Fund’s projected net operating expenses are expected to be at or below those of the ML Fund after taking into account contractual and/or voluntary fee waivers.

What will I have to do to open an account in the BlackRock Fund?

What happens to my account if the Reorganization is approved?

If the Reorganization is approved, an account will be set up in your name and your shares automatically will be converted into shares of the BlackRock Fund, and we will send you written confirmation that this change has taken place. You will receive the same or a similar class of shares of the BlackRock Fund as you currently hold of the ML Fund. The aggregate net asset value of the shares you receive in the Reorganization will be equal to the aggregate net asset value of the shares you own immediately prior to the Reorganization. No certificates for shares will be issued in connection with the Reorganization. If you currently hold certificates representing your shares of the ML Fund, it is not necessary to surrender such certificates.

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Will I have to pay any federal taxes as a result of the Reorganization?

The Reorganization is expected to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Reorganization so qualifies, in general, the ML Fund will not recognize any gain or loss as a result of the transfer of substantially all of its assets and certain stated liabilities in exchange solely for shares of the BlackRock Fund or as a result of its liquidation, and you will not recognize any gain or loss upon your receipt solely of shares of the BlackRock Fund in connection with the Reorganization.

What if I redeem or exchange my shares before the Reorganization takes place?

If you choose to redeem or exchange your shares before the Reorganization takes place, the redemption or exchange will be treated as a normal redemption or exchange of shares and, generally, will be a taxable transaction, and any applicable redemption fees will be applied. Also, in the case of redemptions, any applicable contingent deferred sales charges will be applied.

How do I vote my proxy?

You may cast your vote by mail, telephone or internet or in person at the special shareholder meeting. To vote by mail, please mark your vote on the enclosed proxy card and sign, date and return the card in the postage-paid envelope provided. To vote by telephone or over the internet, please have the proxy card in hand and call the telephone number or go to the website address listed on the enclosed proxy card and follow the instructions.

When will the Reorganization occur?

If approved by shareholders, the Reorganization is expected to occur contemporaneously with or soon after the transaction between MLIM and BlackRock, which is expected to occur at the end of the third quarter of 2006. The Reorganization will not take place if for any reason the transaction between MLIM and BlackRock does not occur or if the Reorganization is not approved by ML Fund shareholders at the Special Meeting.

Whom do I contact for further information?

You can contact your financial adviser for further information or call Computershare Fund Services, our proxy solicitor, at 1.866.752.6486.

Important additional information about the proposal is set forth in the accompanying Combined Prospectus/Proxy Statement.

Please read it carefully.

©2006 Merrill Lynch Investment Managers, L.P.

VC212-6/2006	HGHYLD